AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

082-34639

SEC#82-5258

07028836

SUPPL

28 November 2007

RECEIVED DEC 10 2007 SEC MAIL PROCESSING SECTION WASH., D.C. 202

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 28 November 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

Erica Headlam
Assistant Accountant

1/2/08

AGENIX

Company Announcement

28 November 2007

ThromboView® Update

Phase II PE Study Proceeding Well

Agenix reports that recruitment is progressing on schedule in its Phase II Pulmonary Embolism (PE) study, with 12 out of a proposed 50 patients suspected ofhaving PE recruited to date.

Patient recruitment is scheduled to be completed in the second quarter of the 2008 calendar year, with image data available for analysis by 30 June 2008.

The trial is being conducted in 7 sites across the United States and Canada. Agenix announced the recruitment of the first patient into the trial on 21 September 2007, although some sites did not come on line until well after that.

Principal Investigator Professor Timothy Morris from the University of California, San Diego Medical Center said: "This study has enlisted world-class sites in the diagnosis and treatment of venous thromboembolism across the USA and Canada. Recruitment is proceeding enthusiastically and we expect to complete the study on time".

ThromboView® is being assessed for efficacy in comparison to computed tomographic pulmonary angiography (CTPA), the standard technique used in clinical practice.

Agenix CEO and Managing Director, Mr Neil Leggett added: 'The trial is proceeding with periodic image reviews as patients are recruited. We are keen to have image data available for review by potential partners as soon as possible."

"The current PE study is proceeding in parallel with planning and documentation of regulatory and commercial strategies for ThromboView®. Together with images taken, this will form a package for discussion with potential partners. We are strongly of the belief that ThromboView® will occupy an important and significant part of the armoury of physicians to identify blood clots," Mr Leggett added.

In PE and DVT (deep vein thrombosis) clinical trials to date, ThromboView® has been administered to 163 patients and healthy volunteers. It has shown an excellent safety profile and the ability to detect clots in both legs and lungs with high accuracy.

There is currently no single test available to definitively identify blood clots. Well over 4 million image sets are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population and the increased risk of blood clots in elderly patients. There is also mounting concern about the radiation dose associated with CTPA, especially in certain populations such as young women, whereas the radiation dose associated with ThromboView® is minimal.

The size of the European market is similar to that of the USA.

Agenix estimates its potential market share of peak end user sales exceeding US$550 million per annum.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected PE or DVT. The antibody flows through the body and attaches to blood clots, which are then detected by a standard, routinely available imaging cameras.

END

For more information, please contact:
Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: +61 408 151 270

Details of the Phase II PE trial (CAN/US-002-II-PE) are set out below

CAN/US-002-II-PE is a Phase II, open label, non-randomised, multi-centre, single dose study to evaluate the diagnostic accuracy of 99mTc-ThromboView® SPECT (single photon emission computed tomography) imaging for the detection and exclusion of acute PE in patients for whom there is a moderate to high clinical suspicion of PE.

The primary objective of the study is to provide estimates of the sensitivity of 99mTc-ThromboView® in patients with confirmed PE, as determined by computed tomographic pulmonary angiography (CTPA) and the specificity of 99mTc-ThromboView® in subjects with PE excluded by CTPA.

The trial will also further evaluate the safety and tolerability of ThromboView® in this patient population.

A further objective will be to establish optimum image acquisition parameters and interpretation guidelines and to evaluate the diagnostic utility of image post-processing techniques.

A total of 50 evaluable patients will be enrolled in this study. The study will be conducted to ICH GCP standards.

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio - labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year, with full data available by 30 June 2008. ThromboView® has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView® are likely to result in peak end user sales of in excess of US550 million per annum. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

www.agenix.com

END